SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	1,244,300 (1)
	8	Shared Voting Power	571,430 (1)
	9	Sole Dispositive Power	1,292,238 (1)
	10	Shared Dispositive Power	571,430 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,815,730 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		14.5%
14	Type of Reporting Person		IN

(1) As adjusted for a reverse stock split dated May 25, 2016.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	571,430 (1) (2)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	571,430 (1) (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		571,430 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		4.9%
14	Type of Reporting Person		CO

(1) As adjusted for a reverse stock split dated May 25, 2016.

(2) Includes 285,715 shares issuable to Star Equities, LLC upon exercise of the Amended Option.

This Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and further amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015, the Amendment No. 2 filed by Mr. Firer on September 22, 2015, the Amendment No. 3 filed by Mr. Firer on October 15, 2015, and the Amendment No. 4 filed by Mr. Firer on December 2, 2015 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following information for updating:

On June 13, 2016, the stockholders of the Company approved (1) the issuance of 5,791,717 restricted shares of Common Stock to Mr. Firer in lieu of and in satisfaction of accrued and unpaid compensation due to him in the amount of $1,042,509; and (2) the issuance of 3,750,000 restricted shares of Common Stock to Mr. Firer as a performance bonus. Such shares were adjusted for a reverse stock split dated May 25, 2016, and accordingly the Company will issue to Mr. Firer 954,172 restricted shares consisting of (x) 579,172 restricted shares in satisfaction of such accrued and unpaid compensation; and (2) 375,000 restricted shares as a performance bonus.

Item 5. Interest in Securities of Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Star Equities is the beneficial owner of 571,430 (as adjusted for reverse stock split dated May 25, 2016) restricted shares of Common Stock consisting of (1) 285,715 (as adjusted for reverse stock split dated May 25, 2016) restricted shares of Common Stock issued on November 23, 2015 to Star Equities pursuant to the Investment Agreement and (2) 285,715 restricted shares of Common Stock issuable upon exercise of the Amended Option, representing approximately 4.9% of the outstanding shares of Common Stock, based on (x) 11,327,388 (as adjusted for reverse stock split dated May 25, 2016) shares of Common Stock issued and outstanding as of April 25, 2016, as disclosed in the Schedule 14A filed by the Issuer with the SEC on April 25, 2016, plus (y) 285,715 restricted shares of Common Stock issuable upon exercise of the Amended Option.

As of the date hereof, Mr. Firer is deemed to have beneficial ownership of 1,815,730 (as adjusted for reverse stock split dated May 25, 2016) shares of Common Stock consisting of (1) 1,244,300 (as adjusted for reverse stock split dated May 25, 2016) restricted shares of Common Stock held directly by Mr. Firer, and (2) as the sole member of Star Equities, Mr. Firer can be deemed to beneficially own the above-described restricted shares of Common Stock beneficially owned by Star Equities (which equals to 571,430 (as adjusted for reverse stock split dated May 25, 2016) shares as of the date hereof, as described above), and such shares collectively represent approximately 14.5% of the outstanding shares of Common Stock, based on (x) 11,327,388 (as adjusted for reverse stock split dated May 25, 2016) shares of Common Stock issued and outstanding as of April 25, 2016, as disclosed in the Schedule 14A filed by the Issuer with the SEC on April 25, 2016, plus (y) 954,172 restricted shares of Common Stock issuable to Mr. Firer as disclosed in Item 4 above, plus (z) 285,715 (as adjusted for reverse stock split dated May 25, 2016) restricted shares of Common Stock issuable upon exercise of the Amended Option. Mr. Firer has sole voting power and sole dispositive power with respect to 1,244,300 (as adjusted for reverse stock split dated May 25, 2016) restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 17, 2016	/s/ Oleg Firer
Oleg Firer

Date: June 17, 2016	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer